SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of November
                               Euro Disney S.C.A.
                 (Translation of Registrant's Name Into English)

                            Immeubles Administratifs
                               Route Nationale 34
                                  77144 Chessy
                                     France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X   Form 40-F
                                    ---            ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

--------------------------------------------------------------------------------
                               EURO DISNEY S.C.A.
                         Fiscal Year 2002 Annual Results

                    NEW THEME PARK BOOSTS ANNUAL REVENUE 7.0%
                        DESPITE WEAK TOURISM ENVIRONMENT

                   Key Indicators Show Substantial Improvement

                        Exceptional Pre-Opening Expenses
                      Impacted Fiscal Year 2002 Net Results
--------------------------------------------------------------------------------

(Marne-la-Vallee, November 13, 2002), Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today its unaudited consolidated financial results for fiscal year 2002, which ended September 30, 2002.

Fiscal year 2002 was highlighted by the opening of our second theme park, Walt Disney Studios. For the full fiscal year, and particularly since the opening of Walt Disney Studios Park, record attendance, occupancy and per guest spending have been achieved despite the weak tourism environment. The net results for fiscal year 2002 were impacted by the exceptional pre-opening costs linked to the new theme park.


Revenues increased to (euro) 1,076.0 million, an improvement of 7.0% from the prior year driven primarily by the impact of the opening of Walt Disney Studios Park in the last six months of the fiscal year.



Operating Margin decreased to (euro) 175.7 million from (euro) 185.2 million in the prior year, reflecting a slight improvement in Resort Segment margin offset by an anticipated decrease in the Real Estate Development Segment margin.



Lease and Net Financial Charges increased (euro) 23.3 million to (euro) 170.8 million primarily as a result of increases in scheduled lease payments.



Exceptional losses totalled (euro) 38.0 million compared to (euro) 7.2 million in the prior year. Included in the fiscal year 2002 losses is (euro) 37.2 million of pre-opening costs related to Walt Disney Studios Park.

Operating Indicators:

---------------------------------------------------------------------------------------------------

                                                   Year ended September 30,         Variation
                                                   ------------------------     -------------------
                                                       2002        2001         Amount      Percent
---------------------------------------------       ----------  ----------      ------      -------
Theme Park guests (in millions) (1)                    13.1        12.2          0.9          7.4%

Theme Park spending per guest (2)  (in (euro))         44.4        43.1          1.3          3.0%

       --------------------------------------------------------------------------------------------

Hotel occupancy rate (3)                               88.2%       86.0%                    2.2 ppt

Hotel total spending per room (4)  (in (euro))        193.3       186.3          7.0          3.8%

---------------------------------------------------------------------------------------------------

(1) Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.
(2) Average daily admission price and spending on food, beverage and merchandise sold in the Theme Parks, including VAT.
(3) Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4) Average daily room price and spending on food, beverage and merchandise sold in hotels, including VAT.


>> RESORT SEGMENT REVENUES INCREASED 8.3 % IN FISCAL YEAR 2002 TO (euro) 1,048.7 MILLION FROM (euro) 968.0 MILLION.

     Theme park revenues increased 10.4 % to (euro) 526.0 million from (euro)
     476.4 million in the prior year as a result of increased admission revenues linked to the opening of our second theme park, Walt Disney Studios, on March 16, 2002, and higher park admission prices. Merchandise and food and beverage revenues in the Theme Parks also increased as a result of higher total theme park attendance.

     Hotel and Disney Village revenues increased 6.5 % to (euro) 411.7 million from (euro) 386.5 million in the prior year driven by strong occupancy (especially during the third and fourth quarters) and higher guest spending per room. As planned, Disney Village revenues benefited from increased guest flow to the restaurants as a result of the opening of Walt Disney Studios Park.

     Other Revenues (which primarily includes participant sponsorships, transportation and other travel services sold to guests) increased (euro)
     5.9 million to reach (euro) 111.0 million.

     Walt Disney Studios Park did not begin to impact operating revenues until the second half of our fiscal year. During the second half of our fiscal year, revenue growth at our Theme Parks was 13.1%, a substantial improvement which, however, did not meet our expectations. Revenue growth at our Hotels and Disney Village was 9.9%, which modestly exceeded our expectations.


>>   REAL ESTATE DEVELOPMENT SEGMENT REVENUES IN FISCAL YEAR 2002 TOTALLED
     (euro) 27.3 MILLION, IN LINE WITH OUR EXPECTATIONS.

     As planned, revenues from Real Estate Development activities decreased from
     (euro) 37.2 million in the prior year to (euro) 27.3 million in fiscal year 2002. Real Estate Development revenues in fiscal year 2002 included primarily commercial and residential land sale transactions at our Val d'Europe town centre project. In addition, revenues included fees earned related to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development.


>>   OPERATING MARGIN AT THE RESORT SEGMENT IMPROVED SLIGHTLY.

     Operating margin for fiscal year 2002 decreased (euro) 9.5 million, resulting from increased Resort Segment margin of (euro) 2.2 million, offset by an anticipated decrease of (euro) 11.7 million in the Real Estate Development Segment margin.

     Total costs and expenses were (euro) 900.3 million in fiscal year 2002 compared to (euro) 820.0 million in the prior year, an increase of (euro)
     80.3 million. This increase in costs and expenses related primarily to increased direct operating costs (+ (euro) 65.9 million) and increased depreciation and amortisation charges (+ (euro) 10.1 million). These cost increases relate primarily to the operations of Walt Disney Studios Park. Direct operating costs were also impacted by increases in safety, security and insurance costs totalling approximately (euro) 6.8 million following the events of September 11, 2001.

     Additionally, as of October 1, 2001, the Group revised the estimated useful lives of certain long-lived assets in order to more appropriately reflect their intended use, which had the impact of decreasing fiscal year 2002 depreciation expense on these assets by (euro) 5.7 million.


>> LEASE AND NET FINANCIAL CHARGES TOTALLED (euro) 170.8 MILLION, AN INCREASE OF (euro) 23.3 MILLION, DUE PRIMARILY TO SCHEDULED LEASE PAYMENTS.

     Lease and net financial charges increased to (euro) 170.8 million from
     (euro) 147.5 million. This increase was primarily attributable to:

     o Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets ((euro) 24.0 million),

     o Decreased interest income on cash, short-term investments and deposits ((euro) 16.2 million) resulting primarily from lower average cash balances during the year linked to large debt reimbursements and cash outflows associated with the construction and opening of Walt Disney Studios Park,

     These negative factors were partially offset by:

     o Decreased interest based expenses of (euro) 19.8 million, primarily resulting from the reimbursement of (euro) 373.7 million of Convertible Bonds on October 1, 2001 and lower variable interest rates, partially offset by the additional interest charges associated with the new CDC loans for the construction of Walt Disney Studios Park.


>>   INCOME BEFORE EXCEPTIONAL ITEMS TOTALLED (euro) 4.9 MILLION COMPARED TO
     (euro) 37.7 MILLION IN THE PRIOR YEAR.

     Income before exceptional items decreased during the period primarily as a result of higher lease and net financial charges and lower operating margin.



>> EXCEPTIONAL LOSSES TOTALLED (euro) 38.0 MILLION COMPARED TO(euro)7.2 MILLION IN THE PRIOR YEAR.

     We incurred (euro) 37.2 million of pre-opening expenses related to Walt Disney Studios Park, which opened to the public on March 16, 2002. These expenses were classified as exceptional and included the costs of hiring and training employees for Walt Disney Studios Park during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events which took place throughout February and March 2002.


     As these exceptional pre-opening costs were expensed as incurred, they will not impact the results of future periods.


>> FISCAL YEAR 2002 NET RESULTS WERE SIGNIFICANTLY IMPACTED BY EXCEPTIONAL PRE-OPENING EXPENSES FOR WALT DISNEY STUDIOS PARK.

     Net loss for fiscal year 2002 was (euro) 33.1 million, reflecting exceptional charges related to the pre-opening costs of Walt Disney Studios Park and lower income before exceptional items.


Cash Flows and Balance Sheet Elements:

As of September 30, 2002, cash and short-term investments totalled (euro) 22.4 million, a decrease of (euro) 530.4 million from the prior year end balance. The decreased cash balance reflects the impact of the construction and pre-opening costs for Walt Disney Studios Park, as well as a significant debt reimbursement during the fiscal year. Specifically, the decrease in cash resulted from:

            o Cash Flows from Operating Activities        (euro)   48.7  million
            o Cash Flows used in Investing Activities     (euro) (269.7) million
            o Cash Flows used in Financing Activities     (euro) (306.1) million

Cash flows from operating activities decreased to (euro) 48.7 million from
(euro) 143.6 million in the prior year primarily as a result of lower net earnings and changes in working capital. The lower net earnings for the year reflected exceptional pre-opening costs of (euro) 37.2 million, which will not recur in the coming years. In addition, real estate development activities generated approximately (euro) 24 million less in cash flows in fiscal year 2002 than in 2001.

Cash flows used in investing activities totalled (euro) 269.7 million and related primarily to construction costs of Walt Disney Studios Park and investments related to renovations and improvements to the existing asset base.

Cash flows used in financing activities included the repayment of our 6.75% Convertible Bond issue upon maturity on October 1, 2001 in the amount of (euro)
373.7 million and other scheduled debt repayments in the amount of (euro) 8.1 million, offset by (euro) 62.5 million of drawings under our (euro) 167.7 million standby revolving credit facility with The Walt Disney Company and a
(euro) 12.4 million decrease in debt and other security deposits.

Due to repayment of our Convertible Bond issue and our substantial investment in Walt Disney Studios Park, we depend on continued growth in the Resort Segment operating margin to provide for our cash needs.

In October 2002, our lenders agreed to lower the required threshold for the gross operating income financial covenant for fiscal year 2002 to a level consistent with the particularities of fiscal year 2002. As part of this modification, we will submit to a new gross operating income covenant for fiscal years 2003 and 2004, the level of which is based upon our annual operating plans. In addition, we will increase (up to double) our quarterly debt security deposits, unless certain targeted levels of operating income are achieved. Our forecasts indicate that we will be able to meet the new financial covenant and debt security deposit requirements.


Outlook for Fiscal Year 2003:

>> For the Theme Parks, Hotels and Disney Village:

         o An important investment cycle nearly complete.

         On March 16, 2002 a significant step in the development of Disneyland Resort Paris was accomplished with the opening of our second theme park, Walt Disney Studios. Our new park opened on-time and on-budget and with high attraction operational reliability from the start. Guest satisfaction levels are high and currently exceed our expectations. Over the next 18 months, we will see the lodging capacity of our site expand by an additional 1,900 rooms. This expansion of capacity was always and continues to be an important part of our strategy for increasing theme park attendance over the coming years.

         Including the developments currently in process, the total third-party and governmental investment in our resort site will total (euro) 1.7 billion. We believe that our recent investments as well as those of our development partners are well positioned to take advantage of the trends we see in the tourism and leisure industries in Europe.

         Since opening, Disneyland Resort Paris has become the most popular and most visited family tourist destination in Europe. The uniqueness of the Disney franchise and our product offer, the exceptional transportation networks available to guests visiting our resort, and the high quality partners investing in our development add to our unmatched competitive advantage. Our business model is one of long-term revenue growth through the leveraging of these advantages.

         During fiscal year 2003, we will continue to focus on fundamentals, namely the quality of our product and higher theme park attendance. We believe the opening of the 1,450 additional third-party hotel rooms before our peak summer season and the extension of the average guest length of stay at the Resort are critical to our plan to increase theme park attendance in fiscal year 2003. Success on these fundamentals coupled with carefully managed costs control should lead to improvements in our operating margin in the Resort Segment.

         o A focus on the heart of our product offer - Quality Family Entertainment

         Our entertainment offer in fiscal year 2003 is filled with new and exciting elements as well as our tried and true Disney classics. The year will again include The Wonderful World of Disney Parade, the Main Street Electrical Parade, the Disney Cinema Parade, The Tarzan(TM) Encounter and Winnie the Pooh and Friends, Too! stage shows. Seasonal events such as the Halloween Festival, Christmas Season and, new this year, the Jungle Book Carnival will continue to reinforce our product offer during the fall and winter seasons. For summer 2003, Disney's Fantillusion Parade will make its debut in Disneyland Park. This night-time spectacular will allow our guests to discover their favourite Disney characters in a fantasy setting and sparkling showers of light.


>> In the Real Estate Development segment, we are on track with our strategy to leverage the investments of third parties in the development of our resort. During fiscal year 2002, we finalised a fourth hotel agreement for 400 additional rooms to be constructed on our site and saw the opening of a 150 room third-party hotel in Val d'Europe (a new city on our development site). We currently have signed agreements for the opening of approximately 1,900 additional third-party hotel rooms/vacation units over the next 18 months (1,450 of which will open before summer 2003), after which the on-site hotel room/vacation unit capacity will total 7,800.

     Fiscal year 2002 financial results for our Real Estate Development Segment were in line with our expectations. The segment generated (euro) 27.3 million of revenues, which contributed (euro) 12.1 million to our operating margin. In fiscal year 2003, we anticipate a significantly lower level of contribution from this segment than in fiscal year 2002.

Jay Rasulo, Chairman and Chief Executive Officer of Euro Disney S.A., said:

Despite the difficult tourism environment that followed the tragic events of September 11, 2001, our new theme park, Walt Disney Studios, attracted more than 2 million guests during its first six months of operations and our hotels again reported record occupancy levels of 88.2% for the fiscal year. We believe that these statistics indicate that the multiple gate theme park resort model can be a success in Europe.


.................................................................................

Corporate Communication                       Investor Relations
Caroline Raulet                               Sandra Picard

Tel: +331 64 74 59 50                         Tel: +331 64 74 56 28

Fax: +331 64 74 59 69                         Fax: +331 64 74 56 36

e-mail:  caroline.raulet@disney.com           e-mail:  sandra.picard@disney.com


       Next Scheduled Release: First Quarter Earnings in mid-January 2003


Additional Financial Information can be found on the internet at www.eurodisney.com

--------------------------------------------------------------------------------
Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Company's operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.


Attachment: Exhibits 1 and 2 -- Unaudited Consolidated Statements of Income and other financial data.

                            EURO DISNEY S.C.A. Group
                      Fiscal Year 2002 Results Announcement
                                    EXHIBIT 1




CONSOLIDATED STATEMENTS OF INCOME

                                                   Year ended September 30,           Variation
((euro) in millions)                                 2002           2001         Amount        %
------------------------------------------------------------     ----------     --------   ---------

Revenues                                           1 076.0        1 005.2          70.8       7.0%

Costs and Expenses                                  (900.3)        (820.0)        (80.3)      9.8%

------------------------------------------------------------     ----------     --------   ---------

Income before Lease and Net Financial Charges        175.7          185.2          (9.5)     (5.1)%

Lease rental expense                                (188.8)        (185.8)         (3.0)      1.6%
Financial income                                      59.1           89.8         (30.7)    (34.2)%
Financial expense                                    (41.1)         (51.5)         10.4     (20.2)%
------------------------------------------------------------     ----------     --------   ---------
Lease and Net Financial Charges                     (170.8)        (147.5)        (23.3)     15.8%
Income before Exceptional Items                        4.9           37.7         (32.8)    (87.0)%
Exceptional loss, net                                (38.0)          (7.2)        (30.8)    427.8%

------------------------------------------------------------     ----------     --------   ---------
Net Income (Loss)                                    (33.1)          30.5         (63.6)   (208.5)%
------------------------------------------------------------     ----------     --------   ---------


OTHER DATA

                                                   Year ended September 30,           Variation
((euro) in millions)                                 2002           2001         Amount         %
------------------------------------------------------------     ----------     --------   ---------
Selected Income Statement and Cash Flow Data:
Operating Margin (1)                                 175.7          185.2          (9.5)     (5.1)%
Operating Margin excluding depreciation and
  amortisation                                       239.8          239.2           0.6       0.3%
Cash Flow from Operations                             48.7          143.6         (94.9)    (66.1)%
------------------------------------------------------------     ----------     --------   ---------


                                                                                      Variation
((euro) in millions)                           Sept 30, 2002   Sept 30, 2001     Amount        %
------------------------------------------------------------   -------------    --------   ---------
Selected Balance Sheet Data:
Total Assets                                       2 696.7        3 106.1        (409.4)    (13.2)%
Total Shareholders' Equity / Quasi-Equity          1 397.6        1 430.7         (33.1)     (2.3)%
Borrowings (2)                                       781.4        1 099.9        (318.5)    (29.0)%
Borrowings including unconsolidated Financing
  Companies                                        2 219.8        2 569.1        (349.3)    (13.6)%
------------------------------------------------------------   -------------    --------   ---------
(1) Operating Margin represents Income before Lease and Net Financial Charges and Exceptional Items.
(2) Excluding Accrued Interest.

                            EURO DISNEY S.C.A. Group
                      Fiscal Year 2002 Results Announcement
                                    EXHIBIT 2




REPORTED SEGMENTS

                                                                Year ended September 30,          Variation
((euro) in millions)                                              2002           2001         Amount         %
-------------------------------------------------------------------------   ------------    ----------  -----------
Segment Revenues
Theme Parks                                                       526.0          476.4          49.6        10.4%
Hotels and Disney Village                                         411.7          386.5          25.2         6.5%
Other                                                             111.0          105.1           5.9         5.6%
-------------------------------------------------------------------------   ------------    ----------  -----------
Resort Activities                                               1 048.7          968.0          80.7         8.3%

Real estate development activities                                 27.3           37.2          (9.9)      (26.6)%

-------------------------------------------------------------------------   ------------    ----------  -----------
Total Revenues                                                  1 076.0        1 005.2           70.8        7.0%
-------------------------------------------------------------------------   ------------    ----------  -----------

Segment Costs and Expenses
Resort activities                                                (885.1)        (806.6)        (78.5)        9.7%
Real estate development activities                                (15.2)         (13.4)         (1.8)       13.4%
-------------------------------------------------------------------------   ------------    ----------  -----------
Total Costs and Expenses                                         (900.3)        (820.0)        (80.3)        9.8%
-------------------------------------------------------------------------   ------------    ----------  -----------

Segment Income before Lease and Net Financial Charges
Resort activities                                                 163.6          161.4           2.2         1.4%
Real estate development activities                                 12.1           23.8         (11.7)      (49.2)%
-------------------------------------------------------------------------   ------------    ----------  -----------
Total Income before Lease and Net Financial Charges               175.7          185.2          (9.5)       (5.1)%
-------------------------------------------------------------------------   ------------    ----------  -----------


COSTS AND EXPENSES BY CATEGORY

                                                               Year ended September 30,           Variation
((euro)in millions)                                               2002           2001          Amount         %
-------------------------------------------------------------------------   ------------    ----------  -----------
Direct operating costs (1)                                        617.2          551.3          65.9        12.0%
Marketing, general and administrative expenses                    183.5          183.0           0.5         0.3%
Depreciation and amortisation                                      64.1           54.0          10.1        18.7%
Royalties and management fees                                      35.5           31.7           3.8        12.0%
-------------------------------------------------------------------------   ------------    ----------  -----------
Total Costs and Expenses                                          900.3          820.0          80.3         9.8%
-------------------------------------------------------------------------   ------------    ----------  -----------
(1)  Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.


LEASE AND NET FINANCIAL CHARGES BY NATURE OF EXPENSE

                                                               Year ended September 30,           Variation
((euro)in millions)                                                2002           2001        Amount         %
-------------------------------------------------------------------------   ------------    ----------  -----------
Interest based expenses, debt and lease related (1)                87.0          106.8         (19.8)      (18.5)%
Interest income on cash and deposit balances                       (2.7)         (18.9)         16.2       (85.7)%
Principal repayments included in lease expenses:
  - Due to external third parties                                  30.3           13.1          17.2       131.3%
  - Due to Euro Disney Group                                       41.1           34.3           6.8        19.8%
                                                           --------------   ------------    ----------  -----------
                                                                   71.4           47.4          24.0        50.6%

Other                                                              15.1           12.2           2.9        23.8%
-------------------------------------------------------------------------   ------------    ----------  -----------
Total Lease and Net Financial Charges                             170.8          147.5          23.3        15.8%
-------------------------------------------------------------------------   ------------    ----------  -----------
(1)  Net of capitalised interest charges of (euro) 9.2 million and (euro) 15.2 million in fiscal years 2002 and 2001, respectively.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 13, 2002

                                   Euro Disney S.C.A.


                                   By its Gerant, Euro Disney S.A.


                                   By: /s/ Diane Fuscaldo
                                       -----------------------------------------
                                       Name:  Diane Fuscaldo
                                       Title: Director Corporate Controllership